Exhibit 99.4

Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed, and are identified by []; or acted as a placeholder pending final iteration of the document

STOCK PURCHASE AGREEMENT

among

[THE SELLERS]

(as the “Sellers”)

and

ParcelPal Logistics Inc.

(as the “Buyer”)

dated as of

August 31, 2021

v

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated as of August 31, 2021, is entered into among [the undersigned] (collectively, the “Sellers”) and ParcelPal Logistics Inc., a British Columbia, Canada corporation (OTCQB Ticker Symbol: PTNYF, “Buyer”), together with [representative] for the Sellers in connection with the transactions contemplated by this Agreement (the “Seller Representative”). Capitalized terms used in this Agreement have the meanings given to such terms herein.

RECITALS

WHEREAS, Sellers collectively own all of the issued and outstanding shares of common stock, no par value (the “Common Stock”), of [trucking], a Nevada corporation (the “Company”); and

WHEREAS, Sellers, severally and not jointly, wish to sell to Buyer, and Buyer wishes to purchase from Sellers, an aggregate of ninety-five percent (95%) of the issued and outstanding shares of Common Stock (collectively, the “Shares”), subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
PURCHASE AND SALE

Section 1.01    Purchase and Sale. Subject to the terms and under the conditions set forth herein, at the Closing, each Seller shall severally sell to Buyer, and Buyer shall purchase from each Seller, the Shares, free and clear of any mortgage, pledge, lien, charge, security interest, claim, community property interest, option, equitable interest, restriction of any kind (including any restriction on use, voting, transfer, receipt of income, or exercise of any other ownership attribute), or other encumbrance (each, an “Encumbrance”).

Section 1.02    Purchase Price. The aggregate purchase price for the Shares shall be USD $3,100,000 (the “Purchase Price”) payable to Sellers as follows: (a) an aggregate of USD $1,860,000 (the “Cash Consideration”) in up to three tranches by wire transfers to bank accounts identified in writing by Sellers in Section 1.02 of the Disclosure Schedules, as follows (i) an aggregate of USD $700,000 on the Closing Date, (ii) an aggregate of USD $640,000 on or before the 45th day after the Closing Date, and (iii) an aggregate of USD $520,000 on or before the 90th day after the Closing Date, and (b) on the third Trading Day following the Closing Date, book entry confirmations in favor of the Sellers delivered via email by Buyer or its transfer agent (Computershare) representing such number of restricted shares of Buyer’s common stock representing an aggregate value of USD $1,240,000 (the “Buyer Stock”) based on the closing price of Buyer’s common stock as published by the OTCQB® Venture Market on the second Trading Day following the Closing Date.

For purposes of this Agreement, “Trading Day” means (i) a day on which the Buyer’s common stock is traded on OTC Bulletin Board (the “Trading Market”), or (ii) if the common stock is not listed or quoted on any Trading Market, a day on which Buyer’s common stock is quoted in the over-the-counter market as reported by the OTC Markets Group Inc. (or any similar organization or agency succeeding to its functions of reporting prices); provided, that, in the event that Buyer’s common stock is not listed or quoted as set forth in (i) or (ii) hereof, then Trading Day shall mean a Business Day (which means any day other than Saturday, Sunday, any day which shall be a federal legal holiday in the United States). The term “Disclosure Schedules” means the disclosure schedules, attached hereto and made a part hereof, delivered by Buyer and the Seller Representative on behalf of the Sellers concurrently with the execution, closing, and delivery of this Agreement.

ARTICLE II
CLOSING

Section 2.01    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place following the execution of this Agreement and the passage of such minimum statutory waiver periods under applicable California law related to the voluntary separation of certain Corp personnel in connection with the transaction  (the “Closing Date”) at the offices of Rimon, P.C., via the remote exchange of documents and signatures (or their electronic counterparts). The consummation of the transactions contemplated by this Agreement shall be deemed to occur at 12:01 a.m. Mountain Time on the Closing Date.

Section 2.02    Sellers Closing Deliverables. At the Closing, the Seller Representative shall deliver to Buyer the certificates and documents set forth below:

(a)      A certificate, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, duly executed by each of the Sellers certifying as to the matters set forth in Sections 2.05(a), 2.05(b). and 2.05(c).

(b)      Share certificates evidencing each Seller’s Shares, free and clear of all Encumbrances, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank.

(c)      A fully executed, five-year exclusive services agreement by and between the Company and [Corp], a Nevada corporation (“[____]”), effective as of the Closing Date (“Exclusive Services Agreement”), in form and substance acceptable to Buyer and the Company, as executed by a representative of [____] with due authority to bind [____].

(d)      A certificate of the Secretary (or other officer) of the Company certifying: (i) that attached thereto are true and complete copies of all resolutions of the board of directors and the stockholders of the Company authorizing the execution, delivery, and performance of this Agreement, the Exclusive Services Agreement and the other agreements, instruments, and documents required to be delivered in connection with this Agreement or at the Closing (collectively, the “Transaction Documents”) to which Sellers and/or the Company are parties and the consummation of the transactions contemplated hereby and thereby, and that such resolutions are in full force and effect; (ii) the names, titles, and signatures of the officers of the Company authorized to sign those Transaction Documents to which the Company is a party; and (iii) that attached thereto are true and complete copies of the governing documents of the Company, including any amendments or restatements thereof, and that such governing documents are in full force and effect.

(e)      Resignations of the directors and officers of the Company, effective as of the Closing Date.

(f)       A good standing certificate (or its equivalent) for the Company from the secretary of state or similar Governmental Authority of the jurisdiction in which the Company is organized and each jurisdiction where the Company is required to be qualified, registered, or authorized to do business. The term “Governmental Authority” means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any arbitrator, court, or tribunal of competent jurisdiction.

(g)      A certificate from each of the Sellers, pursuant to Treasury Regulations Section 1.1445-2(b), that each Seller is not a foreign person within the meaning of Section 1445 of the Internal Revenue Code of 1986 (as amended, the “Code”).

(h)      A completed certificate or questionnaire from each of the Sellers attesting to their status as an “accredited investor” in substantially the form attached hereto as Exhibit B.

Section 2.03    Buyer’s Deliveries. At the Closing, Buyer shall deliver the following to the Seller Representative:

(a)      The aggregate first tranche of the Cash Consideration in the amounts set forth on Section 1.02 of the Disclosure Schedules.

(b)      A certificate of the Secretary (or other officer) of Buyer certifying: (i) that attached thereto are true and complete copies of all resolutions of the board of directors of Buyer authorizing the execution, delivery, and performance of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, and that such resolutions are in full force and effect; and (ii) the names, titles, and signatures of the officers of Buyer authorized to sign this Agreement and the other Transaction Documents to which it is a party.

(c)      A good standing certificate (or its equivalent) for the Buyer from the secretary of state or similar Governmental Authority of the jurisdiction in which the Buyer is organized and each jurisdiction where the Buyer is required to be qualified, registered, or authorized to do business.

Section 2.04    Conditions to the Obligations of all Parties. The obligations of the parties to effect the Closing are subject to the satisfaction as of the Closing of the following conditions (which may be waived by both Buyer and the Seller Representative in writing, in whole or in part, to the extent permitted by applicable Law):

(a)      No Prohibition. No Governmental Authority of competent jurisdiction shall have enacted, adopted, promulgated, enforced or entered any applicable Law or final and non-appealable order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority (“Governmental Order”), and no Action shall be pending, which would reasonably be expected to prohibit the transactions contemplated by this Agreement.

Section 2.05    Conditions to the Obligations of Buyer. The obligations of Buyer to effect the Closing is subject to the satisfaction as of the Closing of the following conditions (which may be waived by Buyer in writing, in whole or in part, to the extent permitted by applicable Law):

(a)      Representations and Warranties.  Each of the representations and warranties of the Sellers and relating to the Company contained in ARTICLE III shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof, except for failures of such representations and warranties referred to in this sentence to be true and correct that do not have, and would not reasonably be expected to have, a material adverse effect on any Seller’s ability to consummate the transactions contemplated in this Agreement.

(b)      Covenants.  Each of the Company and each of the Sellers shall have performed and complied in all material respects with all of the covenants, obligations and agreements contained in this Agreement and the Transaction Documents to be performed and complied with by it or him on or prior to the Closing Date.

(c)      Material Adverse Effect. There shall have been no effect, change, event, fact, development or occurrence that, individually or in the aggregate, has resulted in, or that would reasonably be expected to result in, a material adverse effect on the Company’s operations or prospects, or each Seller’s ability to consummate the transactions contemplated in this Agreement.

(d)      Closing Deliveries.  The Seller Representative shall have delivered or caused to be delivered to Buyer each of the documents required to be delivered pursuant to Section 2.02.

Section 2.06    Conditions to the Obligations of the Sellers. The obligations of the Sellers to effect the Closing are subject to the satisfaction as of the Closing of the following conditions (which may be waived by the Seller Representative in writing, in whole or in part, to the extent permitted by applicable Law):

(a) Representations and Warranties.  Each of the representations and warranties of Buyer contained in ARTICLE IV shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof, except for failures of such representations and warranties referred to in this sentence to be true and correct that do not have, and would not reasonably be expected to have, a material adverse effect on Buyer’s ability to consummate the transactions contemplated in this Agreement.

(b)     Covenants.  Buyer shall have performed and complied in all material respects with all of the covenants, obligations and agreements contained in this Agreement and the Transaction Documents to be performed and complied with by it on or prior to the Closing Date.

(c)      Material Adverse Effect.  There shall have been no effect, change, event, fact, development or occurrence that, individually or in the aggregate, has resulted in, or that would reasonably be expected to result in, a material adverse effect on the Buyer’s operations or prospects, or its ability to consummate the transactions contemplated in this Agreement.

(d)     Closing Deliveries.  Buyer shall have delivered or caused to be delivered to the Seller Representative each of the documents required to be delivered pursuant to Section 2.03.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each of the Sellers severally, and not jointly, represents and warrants to Buyer that the statements contained in this ARTICLE III are true and correct. For purposes of this ARTICLE III, “Seller’s knowledge,” “knowledge of Seller,” and any similar phrases shall mean the actual or constructive knowledge of such Seller after due inquiry.

Section 3.01    Authority of the Sellers. Each Seller has full capacity, power and authority to enter into this Agreement and the other Transaction Documents to which such Seller is a party, to carry out his obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each Seller of this Agreement and any other Transaction Document to which such Seller is a party, the performance by such Seller of his obligations hereunder and thereunder, and the consummation by such Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of such Seller. This Agreement and each Transaction Document to which a Seller is a party constitute legal, valid, and binding obligations of such Seller enforceable against such Seller in accordance with their respective terms.

Section 3.02    No Conflicts; Consents. The execution, delivery, and performance by each Seller of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule, or regulation applicable to such Seller; (b) conflict with, or result in (with or without notice or lapse of time or both) any violation of, or default under, or give rise to a right of termination, acceleration or modification of any obligation or loss of any benefit under any contract or other instrument to which such Seller is a party; (c) result in any violation, conflict with or constitute a default under the Company’s organizational documents; or (d) result in the creation or imposition of any Encumbrance on such Seller’s Shares. No consent, approval, waiver, or authorization is required to be obtained by such Seller from any person or entity (including any governmental authority) in connection with the execution, delivery, and performance by such Seller of this Agreement and the consummation of the transactions contemplated hereby.

Section 3.03    Legal Proceedings. There is no claim, action, suit, proceeding or governmental investigation (“Action”) of any nature pending or, to such Seller’s knowledge, threatened against or by such Seller (a) relating to or affecting the Shares; or (b) that challenges or seeks to prevent, enjoin, or otherwise delay the transactions contemplated by this Agreement. To such Seller’s knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

Section 3.04    Ownership of Shares.

(a)      Each Seller is the sole legal, beneficial, record, and equitable owner of such Seller’s Shares, free and clear of all Encumbrances whatsoever as set forth in Section3.04 of the Disclosure Schedules.

(b)      To such Seller’s knowledge, the Shares were issued in compliance with applicable laws. To such Seller’s knowledge, the Shares were not issued in violation of the organizational documents of the Company or any other agreement, arrangement, or commitment to which such Seller or the Company is a party and are not subject to or in violation of any preemptive or similar rights of any Person.

(c)      There are no voting trusts, proxies, or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares to which such Seller is a party.

Section 3.05    Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Seller.

Section 3.06    Non-Foreign Status. Such Seller is not a foreign person as such term is used in Section 1446(f) of the Internal Revenue Code of 1986, as amended (“Code”) or Treasury Regulations Section 1.1445-2.

Section 3.07    No Resale or Distribution.  Such Seller is acquiring the Buyer Stock in the ordinary course of business for his own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except (i) pursuant to sales registered under the Securities Act of 1933, as amended (the “Securities Act”) or under an exemption from such registration and in compliance with applicable federal and state securities laws if Buyer Stock is resold in the United States, or (ii) if such resale occurs in Canada, then under such applicable Canadian law and rule exemptions related thereto; and such Seller does not have a present arrangement to effect any distribution of the Buyer Stock to or through any person or entity.

Section 3.08    Seller Status.  At the time such Seller was offered the Buyer Stock, he was, and at the date hereof he is an “accredited investor” as defined in Rule 501(a) under the Securities Act, except as set forth in Section 3.08 of the Disclosure Schedules.  Such Seller is not a registered broker dealer registered under Section 15(a) of the Exchange Act of 1934, as amended (the “Exchange Act”), or a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). or an entity engaged in the business of being a broker dealer.  Except as otherwise disclosed in writing to the Buyer on Exhibit B (attached hereto) on or prior to the date of this Agreement, such Seller is not affiliated with any broker dealer registered under Section 15(a) of the Exchange Act, or a member of FINRA, Inc. or an entity engaged in the business of being a broker-dealer.

Section 3.09    No General Solicitation.  Such Seller is not purchasing the Buyer Stock as a result of any advertisement, article, notice or other communication regarding the Buyer Stock published in any newspaper, magazine or similar media, broadcast over television or radio, disseminated over the Internet or presented at any seminar or any other general solicitation or general advertisement.

Section 3.10    Sophisticated Investor.  Such Seller, either alone or together with his representatives has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Buyer Stock, and has so evaluated the merits and risks of such investment.  Such Seller understands that he must bear the economic risk of this investment in the Buyer Stock indefinitely, and is able to bear such risk and is able to afford a complete loss of such investment.

Section 3.11    Access to Information.  Such Seller and his advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Buyer and materials relating to the offer and sale of the Buyer Stock which have been requested by such Seller. Such Seller and his advisors, if any, acknowledge that all material information regarding Buyer is in and has been made available to such Seller through SEDAR and EDGAR. Such Seller and his advisors, if any, have been afforded the opportunity to ask questions of the Buyer. Such Seller understands that his investment in the Buyer Stock involves a high degree of risk. Such Seller has sought such accounting, legal and tax advice as he has considered necessary to make an informed investment decision with respect to his acquisition of the Buyer Stock.

Section 3.12    No Governmental Review.  Such Seller understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Buyer Stock or the fairness or suitability of the investment in the Buyer Stock nor have such authorities passed upon or endorsed the merits of the offering of the Buyer Stock.

Section 3.13    Reliance on Exemptions. Such Seller understands that the Buyer Stock is being offered and sold to him in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that Buyer is relying in part upon the truth and accuracy of, and such Seller’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Seller set forth herein in order to determine the availability of such exemptions and the eligibility of such Seller to acquire the Buyer Stock

Section 3.14    Prohibited Transactions; Confidentiality.  No Seller, directly or indirectly, and no Person acting on behalf of or pursuant to any understanding with any Seller, has engaged in any purchases or sales in the securities, including derivatives, of the Buyer (including, without limitation, any Short Sales (a “Transaction”) involving any of the Buyer’s securities) since the time that such Seller was first contacted by the Buyer or any other Person regarding an investment in the Buyer.  Such Seller covenants that neither he nor any Person acting on his behalf or pursuant to any understanding with such Seller will engage, directly or indirectly, in any Transactions in the securities of the Buyer (including Short Sales) prior to the time the transactions contemplated by this Agreement are publicly disclosed.  For purposes of this Agreement, “Short Sales” includes, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, derivatives and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker-dealers or foreign regulated brokers.

Section 3.15    Restricted Securities.  Each Seller understands that the Buyer Stock is characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Buyer in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances.

Section 3.16    Legends.  It is understood that, except as provided in Section 4.1(b) of this Agreement, certificates evidencing such Buyer Stock may bear the legend set forth in Section 4.1(b).

Section 3.17    No Legal, Tax or Investment Advice.  Such Seller understands that nothing in this Agreement or any other materials presented by or on behalf of the Buyer to the Seller in connection with the purchase of the Buyer Stock constitutes legal, tax or investment advice.  Such Seller has consulted such legal, tax and investment advisors as it, in his sole discretion, has deemed necessary or appropriate in connection with his purchase of the Buyer Stock.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

The Sellers, jointly and severally, represent and warrant to Buyer that the statements contained in this Article  IV are true and correct. For purposes of this ARTICLE IV, “Sellers’ knowledge,” “knowledge of the Sellers,” and any similar phrases shall mean the actual or constructive knowledge of [sellers] after due inquiry.

Section 4.01    Organization, Authority, and Qualification of the Company. The Company is a corporation duly organized, validly existing, and in good standing under the Laws of the state of Nevada and has full corporate power and authority to own, operate, or lease the properties and assets now owned, operated, or leased by it and to carry on its business as it has been and is currently conducted. Section 4.01 of the Disclosure Schedules sets forth each jurisdiction in which the Company is licensed or qualified to do business, and the Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary.

Section 4.02    Capitalization.

(a)      The authorized shares of the Company consist of ten (10) shares of common stock, no par value, of which ten (10) shares are issued and outstanding and constitute the Shares. All of the Shares have been duly authorized, are validly issued, fully paid and nonassessable. Upon the transfer, assignment, and delivery of the Shares and payment therefor in accordance with the terms of this Agreement, Buyer shall own all of the Shares, free and clear of all Encumbrances.

(b)     All of the Shares were issued in compliance with applicable Laws. None of the Shares was issued in violation of any agreement or commitment to which the Company is a party or is subject to or in violation of any preemptive or similar rights of any individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity (each, a “Person”).

(c)      There are no outstanding or authorized shares of preferred stock and no outstanding options, warrants, convertible securities, stock appreciation, phantom stock, profit participation, or other rights, agreements, or commitments relating to the shares of the Company or obligating the Company to transfer or issue or sell any shares of, or any other interest in, the Company. There are no voting trusts, stockholder agreements, proxies, or other agreements in effect with respect to the voting or transfer of any of the Shares.

Section 4.03    No Subsidiaries. The Company does not have, or have the right or obligation to acquire, an ownership interest in any other Person.

Section 4.04    No Conflicts or Consents. The execution, delivery, and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) violate or conflict with any provision of the articles of incorporation, by-laws, or other governing documents of the Company; (b) violate or conflict with any provision of any statute, law, ordinance, regulation, rule, code, treaty, or other requirement of any Governmental Authority (collectively, “Law”) or Governmental Order applicable to the Company; (c) require the consent, notice, or filing with or other action by any Person or require any Permit, license, or Governmental Order; (d) violate or conflict with, result in the acceleration of, or create in any party the right to accelerate, terminate, or modify any contract, lease, deed, mortgage, license, instrument, note, indenture, joint venture, or any other agreement, commitment, or legally binding arrangement, whether written or oral (collectively, “Contracts”), to which the Company is a party or by which the Company is bound or to which any of their respective properties and assets are subject; or (e) result in the creation or imposition of any Encumbrance on any properties or assets of the Company.

Section 4.05    Financial Statements. Complete copies of the Company’s unaudited financial statements, consisting of the balance sheet of the Company as at December 31, in each of the years 2019 and 2020 and the related statements of income and retained earnings, stockholders’ equity, and cash flow for the years then ended (the “Financial Statements”) have been delivered to Buyer. The Financial Statements have been prepared in accordance with generally accepted accounting principles in effect in the United States from time to time (“GAAP”), applied on a consistent basis throughout the period involved. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated. The balance sheet of the Company as of December 31, 2020 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date”. The Company maintains a standard system of accounting established and administered in accordance with GAAP.

Section 4.06    Undisclosed Liabilities. The Company has no liabilities, obligations, or commitments of any nature whatsoever, whether asserted, known, absolute, accrued, matured, or otherwise (collectively, “Liabilities”), except: (a) those which are adequately reflected or reserved against in the Balance Sheet as of the Balance Sheet Date; and (b) those which have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount.

Section 4.07    Absence of Certain Changes, Events, and Conditions. Since the Balance Sheet Date, and other than in the ordinary course of business consistent with past practice, there has not been, with respect to the Company, any change, event, condition, or development that is, or could reasonably be expected to be, individually or in the aggregate, materially adverse to the business, results of operations, condition (financial or otherwise), or assets of the Company.

Section 4.08    Material Contracts.

(a)      Section 4.08(a) of the Disclosure Schedules lists each Contract that is material to the Company (such Contracts, together with all Contracts concerning the occupancy, management, or operation of any Real Property (as defined in Section 4.09(a)), being “Material Contracts”), including the following:

(i)           each Contract of the Company involving aggregate consideration in excess of $25,000 and which, in each case, cannot be cancelled by the Company without penalty or without more than 30 days’ notice;

(ii)          all Contracts that provide for the indemnification by the Company of any Person or the assumption of any Tax (as defined in Section 4.18(a)), environmental, or other Liability of any Person;

(iii)         all Contracts relating to Intellectual Property (as defined in Section 4.10(a)), including all licenses, sublicenses, settlements, coexistence agreements, covenants not to sue, and permissions;

(iv)         except for Contracts relating to trade payables, all Contracts relating to indebtedness (including, without limitation, guarantees) of the Company; and

(v)          all Contracts that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time.

(b)      Each Material Contract is valid and binding on the Company in accordance with its terms and is in full force and effect. None of the Company or, to the Sellers’ knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate, any Material Contract. Complete and correct copies of each Material Contract (including all modifications, amendments, and supplements thereto and waivers thereunder) have been made available to Buyer.

Section 4.09    Real Property; Title to Assets.

(a)      Section 4.09(a) of the Disclosure Schedules lists all real property in which the Company has an ownership or leasehold (or subleasehold) interest (together with all buildings, structures, and improvements located thereon, the “Real Property”), including: (i) the street address of each parcel of Real Property; (ii) for Real Property that is leased or subleased by the Company, the landlord under the lease, the rental amount currently being paid, and the expiration of the term of such lease or sublease, and any termination or renewal rights of any party to the lease; and (iii) the current use of each parcel of Real Property. The Company has delivered or made available to Buyer true, correct, and complete copies of all Contracts, title insurance policies, and surveys relating to the Real Property.

(b)      The Company has good and valid (and, in the case of owned Real Property, good and indefeasible fee simple) title to, or a valid leasehold interest in, all Real Property, personal property (including equipment, software, computer systems, inventory, vehicles, contractual rights and assets owned by it as set forth on Annex A hereto), and other assets reflected in the Financial Statements or acquired after the Balance Sheet Date (other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Balance Sheet Date) or that are material to the business of the Company. All Real Property and such personal property and other assets (including leasehold interests) are free and clear of Encumbrances except for those items set forth in Section 4.09(b) of the Disclosure Schedules.

(c)      The Company is not a sublessor or grantor under any sublease or other instrument granting to any other Person any right to possess, lease, occupy, or use any leased Real Property. The use of the Real Property in the conduct of the Company’s business does not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit, or Contract and no material improvements constituting a part of the Real Property encroach on real property owned or leased by a Person other than the Company.

Section 4.10    Intellectual Property.

(a)      The term “Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (i) issued patents and patent applications; (ii) trademarks, service marks, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing; (iii) copyrights, including all applications and registrations; (iv) trade secrets, know-how, inventions (whether or not patentable), technology, and other confidential and proprietary information and all rights therein; (v) internet domain names and social media accounts and pages; and (vi) other intellectual or industrial property and related proprietary rights, interests, and protections.

(b)      Section 4.10(b) of the Disclosure Schedules lists all issued patents, registered trademarks, domain names and copyrights, and pending applications for any of the foregoing and all material unregistered Intellectual Property that are owned by the Company (the “Company IP Registrations”). The Company owns or has the valid and enforceable right to use all Intellectual Property used or held for use in or necessary for the conduct of the Company’s business as currently conducted or as proposed to be conducted (the “Company Intellectual Property”), free and clear of all Encumbrances. All of the Company Intellectual Property is valid and enforceable, and all Company IP Registrations are subsisting and in full force and effect. The Company has taken all reasonable and necessary steps to maintain and enforce the Company Intellectual Property.

(c)      The conduct of the Company’s business as currently and formerly conducted has not infringed, misappropriated, or otherwise violated and will not infringe, misappropriate, or otherwise violate the Intellectual Property or other rights of any Person. No Person has infringed, misappropriated, or otherwise violated any Company Intellectual Property.

Section 4.11     Material Customers and Suppliers.

(a)      Section 4.11(a) of the Disclosure Schedules sets forth each customer who has paid aggregate consideration to the Company for goods or services rendered in an amount greater than or equal to $25,000 for each of the three most recent fiscal years (collectively, the “Material Customers”). The Company has not received any notice, and has no reason to believe, that any of its Material Customers has ceased, or intends to cease after the Closing, to purchase or use its goods or services or to otherwise terminate or materially reduce its relationship with the Company.

(b)      Section 4.11(b) of the Disclosure Schedules sets forth each supplier to whom the Company has paid consideration for goods or services rendered in an amount greater than or equal to $25,000 for each of the three most recent fiscal years (collectively, the “Material Suppliers”). The Company has not received any notice, and has no reason to believe, that any of its Material Suppliers has ceased, or intends to cease, to supply goods or services to the Company or to otherwise terminate or materially reduce its relationship with the Company.

Section 4.12    Insurance. Section 4.12 of the Disclosure Schedules sets forth a true and complete list of all current policies or binders of insurance maintained by or on behalf of the Company and relating to the assets, business, operations, employees, officers, and directors of the Company (collectively, the “Insurance Policies”). Such Insurance Policies: (a) are in full force and effect; (b) are valid and binding in accordance with their terms; (c) are provided by carriers who are financially solvent; and (d) have not been subject to any lapse in coverage. The Company has not received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have been paid. The Company is not in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any Insurance Policy. The Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Company and are sufficient for compliance with all applicable Laws and Contracts to which the Company is a party or by which it is bound. For purposes of this Agreement: (x) “Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; and (y) the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or other ownership interests, by contract, or otherwise.

Section 4.13     Legal Proceedings; Governmental Orders.

(a)      There are no claims, actions, causes of action, demands, lawsuits, arbitrations, inquiries, audits, notices of violation, proceedings, litigation, citations, summons, subpoenas, or investigations of any nature, whether at law or in equity (collectively, “Actions”) pending or, to the Sellers’ knowledge, threatened against or by the Company or any Affiliate of the Company: (i) relating to or affecting the Company or any of the Company’s properties or assets or (ii) that challenge or seek to prevent, enjoin, or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b)     There are no outstanding, and the Company is in material compliance with all, Governmental Orders against, relating to, or affecting the Company or any of its properties or assets.

Section 4.14     Compliance with Laws; Permits.

(a)      The Company has complied, and is in material compliance, with all Laws applicable to it or its business, properties, or assets.

(b)      All permits, licenses, franchises, approvals, registrations, certificates, variances, and similar rights obtained, or required to be obtained, from Governmental Authorities (collectively, “Permits”) in order for the Company to conduct its business, including, without limitation, owning or operating any of the Real Property, have been obtained and are valid and in full force and effect. Section 4.14(b) of the Disclosure Schedules lists all current Permits issued to the Company and no event has occurred that would reasonably be expected to result in the revocation or lapse of any such Permit.

(c)      The operations of the Company and its affiliates are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the USA Patriot Act, applicable money laundering statutes of all jurisdictions and the applicable rules, related rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no Action by or before any Governmental Authority involving any Seller, the Company or any of its affiliates with respect to the Money Laundering Laws is pending, or to the knowledge of each of the Sellers, threatened against the Company or any of its affiliates.

(d)     None of the Sellers, the Company, any of its affiliates or any director, officer or, to the knowledge of the Sellers, employee or agent of the Company or any of its affiliates has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Authority; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment under any applicable Law relating to anti-corruption, bribery, or similar matters. Neither the Company nor any of its affiliates has disclosed to any Governmental Authority that it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the knowledge of the Sellers, no Governmental Authority is investigating, examining, or reviewing the Company’s compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters.

Section 4.15    Environmental Matters.

(a)      The terms: (i) “Environmental Laws” means all Laws, now in effect, relating to the regulation and protection of human health, safety, the environment, and natural resources, including any federal, state, or local transfer of ownership notification or approval statutes and (ii) “Hazardous Substances” means: (A) “hazardous materials,” “hazardous wastes,” “hazardous substances,” “industrial wastes,” or “toxic pollutants,” as such terms are defined under any Environmental Laws; (B) any other hazardous or radioactive substance, contaminant, or waste; and (C) any other substance with respect to which any Environmental Law or Governmental Authority requires environmental investigation, regulation, monitoring, or remediation.

(b)      The Company has complied, and is now complying, with all Environmental Laws. Neither the Company nor any Seller has received notice from any Person that the Company, its business or assets, or any real property currently or formerly owned, leased, or used by the Company is or may be in violation of any Environmental Law or any applicable Law regarding Hazardous Substances.

(c)      There has not been any spill, leak, discharge, injection, escape, leaching, dumping, disposal, or release of any kind of any Hazardous Substances in violation of any Environmental Law: (i) with respect to the business or assets of the Company; or (ii) at, from, in, adjacent to, or on any real property currently or formerly owned, leased, or used by the Company. There are no Hazardous Substances in, on, about, or migrating to any real property currently or formerly owned, leased, or used by the Company, and such real property is not affected in any way by any Hazardous Substances.

Section 4.16    Employee Benefit Matters.

(a)      Section 4.16(a) of the Disclosure Schedules contains a true and complete list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (as amended, and including the regulations thereunder, “ERISA”), whether or not written and whether or not subject to ERISA, and each supplemental retirement, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, equity, change in control, retention, severance, salary continuation, and other similar agreement, plan, policy, program, practice, or arrangement which is or has been established, maintained, sponsored, or contributed to by the Company or under which the Company has or may have any Liability (each, a “Benefit Plan”).

(b)      For each Benefit Plan,  the Company has made available to Buyer accurate, current, and complete copies of each of the following: (i) the plan document with all amendments, or if not reduced to writing, a written summary of all material plan terms; (ii) any written contracts and arrangements related to such Benefit Plan, including trust agreements or other funding arrangements, and insurance policies, certificates, and contracts; (iii) in the case of a Benefit Plan intended to be qualified under Section 401(a) of the Code, the most recent favorable determination or national office approval letter issued by the Internal Revenue Service and any legal opinions issued thereafter with respect to the Benefit Plan’s continued qualification; (iv) the most recent Form 5500 filed with respect to such Benefit Plan; and (v) any material notices, audits, inquiries, or other correspondence from, or filings with, any Governmental Authority relating to the Benefit Plan.

(c)      Each Benefit Plan and related trust has been established, administered, and maintained in accordance with its terms and in substantial compliance with all applicable Laws (including ERISA and the Code). Nothing has occurred with respect to any Benefit Plan that has subjected or could reasonably be expected to subject the Company or, with respect to any period on or after the Closing Date, Buyer or any of its Affiliates, to a civil action, penalty, surcharge, or Tax under applicable Law or which would jeopardize the previously-determined qualified status of any Benefit Plan. All benefits, contributions, and premiums relating to each Benefit Plan have been timely paid in accordance with the terms of such Benefit Plan and all applicable Laws and accounting principles. Benefits accrued under any unfunded Benefit Plan have been paid, accrued, or adequately reserved for to the extent required by GAAP.

(d)      The Company has not incurred and does not reasonably expect to incur: (i) any material Liability under Title I or Title IV of ERISA, any related provisions of the Code, or applicable Law relating to any Benefit Plan or (ii) any Liability to the Pension Benefit Guaranty Corporation. No complete or partial termination of any Benefit Plan has occurred or is expected to occur.

(e)      The Company has not now or at any time within the previous three years contributed to, sponsored, or maintained: (i) any “multiemployer plan” as defined in Section 3(37) of ERISA; (ii) any “single-employer plan” as defined in Section 4001(a)(15) of ERISA; (iii) any “multiple employer plan” as defined in Section 413(c) of the Code; (iv) any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA; (v) a leveraged employee stock ownership plan described in Section 4975(e)(7) of the Code; or (vi) any other Benefit Plan subject to required minimum funding requirements.

(f)       Other than as required under Sections 601 to 608 of ERISA or other applicable Law, no Benefit Plan provides post-termination or retiree welfare benefits to any individual for any reason.

(g)      Neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will, either alone or in combination with any other event: (i) entitle any current or former director, officer, employee, independent contractor, or consultant of the Company to any severance pay, increase in severance pay, or other payment; (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation (including stock-based compensation) due to any such individual; (iii) limit or restrict the right of the Company to amend or terminate any Benefit Plan; (iv) increase the amount payable under any Benefit Plan; (v) result in any “excess parachute payments” within the meaning of Section 280G(b) of the Code; or (vi) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code.

Section 4.17    Employment Matters.

(a)      Section 4.17(a) of the Disclosure Schedules lists: (i) all employees, independent contractors, and consultants of the Company; and (ii) for each individual described in clause (i), (A) the individual’s title or position, hire date, and compensation, (B) any Contracts entered into between the Company and such individual, and (C) the fringe benefits provided to each such individual. All compensation payable to all employees, independent contractors, or consultants of the Company for services performed on or prior to the Closing Date have been paid in full.

(b)      The Company is not, and has not been, a party to or bound by any collective bargaining agreement or other Contract with a union or similar labor organization (collectively, “Union”), and no Union has represented or purported to represent any employee of the Company. There has never been, nor has there been any threat of, any strike, work stoppage, slowdown, picketing, or other similar labor disruption or dispute affecting the Company or any of its employees.

(c)      The Company is and has been in compliance in all material respects with: (i) all applicable employment Laws and agreements regarding hiring, employment, termination of employment, plant closings and mass layoffs, employment discrimination, harassment, retaliation, and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee classification, employee health and safety, engagement and classification of independent contractors, payroll taxes, and immigration with respect to all employees, independent contractors, and contingent workers; and (ii) all applicable Laws relating to the relations between it and any labor organization, trade union, work council, or other body representing employees of the Company.

Section 4.18     Taxes.

(a)      All returns, declarations, reports, information returns and statements, and other documents relating to Taxes (including amended returns and claims for refund) (collectively, “Tax Returns”) required to be filed by the Company on or before the Closing Date have been timely filed. At the time such tax filings were made, the Sellers believed such Tax Returns were true, correct, and complete in all respects. All Taxes due and owing by the Company (whether or not shown on any Tax Return) have been timely paid. No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Company. The Company has delivered to Buyer copies of all Tax Returns and examination reports of the Company and statements of deficiencies assessed against, or agreed to by, the Company, for all Tax periods ending after December 31, 2017. The term “Taxes” means all federal, state, local, foreign, and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties, or other taxes, fees, assessments, or charges of any kind whatsoever, together with any interest, additions, or penalties with respect thereto.

(b)      The Company has not been a member of an affiliated, combined, consolidated, or unitary Tax group for Tax purposes. The Company has no Liability for Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local, or foreign Law), as transferee or successor, by contract, or otherwise.

(c)      There are no liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Company.

(d)      The Company is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2. The Company is not, nor has it been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(a) of the Code.

Section 4.19    Books and Records. The minute books and share record and transfer books of the Company, all of which are in the possession of the Company and have been made available to Buyer, are complete and correct.

Section 4.20    Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of the Company.

Section 4.21    Data Protection. The Company has fully complied with the requirements of all applicable legislation concerning rights in respect of privacy and personal data.

Section 4.22    Accounts Payable.  Section 4.22 of the Disclosure Schedule sets forth a true, correct and complete breakdown and aging of the accounts payable of the Company as of July 31, 2021. All accounts payable were incurred in the ordinary course of business consistent with past practice, are valid payables for products or services purchased by the Company and except as set forth on the Disclosure Schedule are not past due and in no event are any payables more than 90 days past the invoice date

Section 4.23    Related Party Transactions.  The Company has only ever done business with [____]. Accordingly, the representations and warranties set forth in this Section 4.23 specifically exclude any relationship between any Related Party and [____].  This Section 4.23 shall be read as if [____] and the Company had a unity of interests such that any specific “breach” by a Seller or Related Party hereof shall not be deemed to be a breach if such “breach” is strictly related to the relationship between [____] and the Company, on the one hand, and the specific Seller, on the other hand. No Related Party has, or has at any time had, any direct or indirect interest in any asset used in or otherwise relating to the business of the Company. No Related Party is, or has been, indebted to the Company. No Related Party has entered into, or has had any direct or indirect financial interest in, any Material Contract, transaction or business dealing involving the Company. No Related Party is competing, or has at any time competed, directly or indirectly, with the Company. No Related Party has any claim or right against the Company (other than claims or rights to receive compensation for services performed as an employee or as a director).  For purposes of this Agreement, “Related Party” means (a) any of the Sellers; and (b) each member of the immediate family of each of the individuals referred to in clause (a) above.

Section 4.24    Full Disclosure. No several and not joint representation or warranty by each Seller in this Agreement and no statement contained in the Disclosure Schedules to this Agreement or any certificate or other document furnished or to be furnished to Buyer pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to each Seller that the statements contained in this Article IV are true and correct as of the date hereof and on each date Buyer tenders any Cash Consideration or the Buyer Stock to any Seller.

Section 5.01     Organization and Authority of Buyer. Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the province of British Columbia. Buyer has full corporate power and authority to enter into this Agreement and the other Transaction Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and any other Transaction Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder, and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement and each Transaction Document constitute legal, valid, and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms.

Section 5.02     No Conflicts; Consents. The execution, delivery, and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) violate or conflict with any provision of the certificate of incorporation, by-laws, or other governing documents of Buyer; (b) violate or conflict with any provision of any Law or Governmental Order applicable to Buyer; or (c) require the consent, notice, declaration, or filing with or other action by any Person or require any Permit, license, or Governmental Order.

Section 5.03     Investment Purpose. Buyer is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof or any other security related thereto within the meaning of the Securities Act. Buyer acknowledges that no Seller has registered the offer and sale of the Shares under the Securities Act or any state securities laws, and that the Shares may not be pledged, transferred, sold, offered for sale, hypothecated, or otherwise disposed of except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable.

Section 5.04     Securities Filings. Buyer is listed and its common shares are trading on the Canadian Securities Exchange and quoted on the OTCQB. It is a “reporting issuer” under the securities legislation of all provinces and territories of Canada and under the Exchange Act, is in compliance with all continuous disclosure obligations thereunder, is not in default of such legislation or any regulation thereunder, and is current in its filings (the “Securities Filings”) required under applicable Law. It is not listed on the list of defaulting issuers maintained by the British Columbia Securities Commission. As of their respective dates, the Securities Filings complied in all material respects with the requirements of the law, rules and regulations of applicable securities laws, including the Exchange Act and the Canadian Securities Exchange (collectively, the “Securities Rules and Regulations”), and none of the Securities Filings, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Buyer has not filed any confidential material change report or requested confidential treatment with any securities regulatory authority that at the date of this Agreement remains confidential. The financial statements of Buyer and each subsidiary, if any, included in the Securities Filings complied in all material respects with applicable accounting requirements and the Securities Rules and Regulations as in effect at the time of filing.

Section 5.05     Buyer Stock Consideration. The Buyer Stock will be, prior to the issuance, duly authorized, and when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and will rank pari passu in all respects with all other outstanding Buyer common stock and will not have been issued in violation of or subject to any preemptive rights or other contractual rights to purchase securities issued by Buyer, subject only to any restrictions on resale as imposed by the Securities Act (British Columbia) and the Securities Act and such other requirements of securities laws and regulatory authorities having jurisdiction.

Section 5.06    Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Buyer.

Section 5.07     Absence of Certain Changes, Events and Conditions. Since December 31, 2020 and other than in the ordinary course of business consistent with past practice, there has not been, with respect to Buyer, any change, event, condition, or development that is, or could reasonably be expected to be, individually or in the aggregate, materially adverse to the business, results of operations, condition (financial or otherwise), or assets of Buyer.

Section 5.08     Sufficient Financial Capability. Buyer has sufficient cash resources or immediate access to available credit to pay the Cash Consideration and will have such funds as such payment obligations become due.

ARTICLE VI
COVENANTS

Section 6.01    Conduct of Business.

(a)      From the date hereof until the Closing, the Company shall conduct its business, in the ordinary course consistent with past practice, except (i) as specifically contemplated by this Agreement or (ii) if Buyer has consented in writing (which consent will not be unreasonably withheld, denied, conditioned, or delayed).  From the date hereof until the Closing, the Company shall use commercially reasonable efforts to keep and maintain its assets in good operating condition and repair, normal wear and tear expected, to maintain the business organization of the Company substantially intact and to preserve the goodwill of the Governmental Authorities, independent contractors, employees, suppliers and others having business relations with the Company.

(b)      From the date hereof until the Closing, except (i) as specifically contemplated by this Agreement, (ii) if Buyer has consented in writing (which consent will not be unreasonably withheld, denied, conditioned, or delayed), or (iii) as required by applicable Law, the Company shall not:

(i)           propose, cause, permit or adopt any modifications, amendments or changes to the organizational and governance documents of the Company;

(ii)          propose, cause, permit or adopt any modifications, amendments or changes to any written or oral agreement or arrangement, or course of dealing with [____];

(iii)         merge, consolidate or effect any other business combination with or into any other Person or dissolve or liquidate;

(iv)         make any loans, advances or capital contributions to, or investments in, any Person;

(v)          transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or subject to any Encumbrance, any assets;

(vi)         declare or pay any dividend;

(vii)        repurchase, prepay, incur, assume or guarantee any indebtedness;

(viii)       change any practices, policies and procedures of the Company with respect to cash management, revenue recognition, collection of receivables, establishment of reserves for uncollectible receivables, contingent liabilities or otherwise, prepayment of expenses, payment of payables and accrual of other expenses;

(ix)         make, change or revoke any material Tax election, adopt or change any accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement with respect to material Taxes, settle or compromise any audit, dispute, investigation or proceeding with respect to any material Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company, or fail to timely make any payments of estimated Taxes;

(x)          commence, settle or compromise any Actions of the Company;

(xi)         enter into, terminate or fail to renew any Intellectual Property Agreement;

(xii)        enter into or discontinue any line of business or any business operations;

(xiii)       incur any capital expenditures not contemplated in excess of $10,000 in the aggregate;

(xiv)       change the compensation payable or benefits provided to, or make any other material change in the employment terms for, any of the Company’s employee, except as required by the terms of any written employment contract in existence on the date hereof and made available to Buyer;

(xv)        hire, engage or terminate the employment or engagement of any employee;

(xvi)       enter into, amend or modify any contract that would have been a Material Contract if in effect on the date hereof or as of the Closing, or amend, supplement or terminate any Material Contract;

(xvii)      terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any insurance policy; or

(xviii)     agree or commit to do any of the foregoing.

(c)      The Company shall maintain its bank account(s), including its cash balances through and including the Closing Date, such that any available cash for operations are and shall be funded from the operations of the Company’s business, and no Seller or none of his representatives, agents, parent, affiliate or subsidiary entities or agents/representatives shall, and shall not have, withdrawn funds from the Company’s related bank account(s) other than for ordinary course business related payables and in the event any has been withdrawn, such withdrawals shall be disclosed with material written support and documented basis for same.

Section 6.02     Access to Information. From the date hereof until the Closing, the Company shall provide Buyer and its Representatives (as defined below) with reasonable access during normal business hours, and upon reasonable notice, to the senior personnel, books and records of the Company as Buyer shall from time to time request for any reasonable business purpose relating to this Agreement or the contemplated transactions; provided, that, notwithstanding the foregoing, (i) such access does not unreasonably interfere with the normal operations of the Company and shall be at Buyer’s sole cost and expense and (ii) nothing herein shall require the Company to provide access to, or to disclose any information to, Buyer or any of Buyer’s Representatives if such access or disclosure would reasonably be expected to (a) result in the loss or waiver of the attorney-client privilege or (b) be in violation of applicable Law, it being understood that, in the cause of clauses (a) and (b), the Company will take reasonable actions to eliminate any such impediments to providing such information.  Without limiting the generality of the foregoing, the Company shall provide to Buyer as promptly as reasonably practicable, and in any case within fifteen (15) days, after the end of each month prior to the Closing Date an unaudited balance sheet of the Company as of the last day of such month and the related unaudited statements of income and cash flows for such month.

Section 6.03     Confidentiality. From and after the Closing, each Seller shall, and shall cause his respective Affiliates and his and their respective directors, officers, employees, consultants, counsel, accountants, and other agents (collectively, “Representatives”) to, hold in confidence any and all information, in any form, concerning the Company, except to the extent that such Seller can show that such information: (a) is generally available to and known by the public through no fault of such Seller, any of his Affiliates, or his respective Representatives or (b) is lawfully acquired by such Seller, any of his Affiliates, or his respective Representatives from and after the Closing from sources that are not prohibited from disclosing such information by any obligation. If any Seller or any of his Affiliates or his respective Representatives are compelled to disclose any information by Governmental Order or Law, such Seller shall promptly notify Buyer in writing and shall disclose only that portion of such information that is legally required to be disclosed; provided, however, such Seller shall use reasonable best efforts to obtain as promptly as possible an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 6.04    Non-Competition; Non-Solicitation.

(a)      For a period of five (5) years commencing on the Closing Date (the “Restricted Period”), no Seller shall, and shall not permit any of his Affiliates to, directly or indirectly: (i) engage in or assist others in engaging in logistic management services and supply chain solutions, including last mile delivery service (the “Restricted Business”) in the State of Utah (the “Territory”); (ii) have an interest in any Person that engages, directly or indirectly, in the Restricted Business in the Territory in any capacity, including as a partner, stockholder, director, officer, member, manager, employee, contractor, principal, agent, volunteer, intern, advisor, or consultant; or (iii) intentionally interfere in any material respect with the business relationships (only if formed prior to the date of this Agreement and only in respect of business relationships for business solely conducted in the Territory) between the Company and customers or suppliers of the Company in the Territory. Notwithstanding the foregoing, each and every Seller may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange or over-the-counter market if such Seller is not a controlling Person of, or a member of a group that controls, such Person and does not, directly or indirectly, own in excess of 4.99% of any class of securities of such Person.

(b)     During the Restricted Period, no Seller shall, and shall not permit any of his Affiliates to, directly or indirectly, hire or solicit any current or former employee of the Company or encourage any employee to leave the Company’s employment, except pursuant to a general solicitation that is not directed specifically to any such employees; provided, however, nothing in this Section 6.04(b) shall prevent any Seller or any of his Affiliates from hiring any employee terminated by the Company.

(c)      Each Seller acknowledges that a breach or threatened breach of this Section Section 6.04 would give rise to irreparable harm to Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that, in the event of a breach or a threatened breach by such Seller of any such obligations, Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to petition a court of competent jurisdiction for equitable relief, including a temporary restraining order, an injunction, or specific performance (without such Seller requesting the Court to order the Buyer to post bond).

(d)      Each Seller acknowledges that the restrictions contained in this Section Section 6.04 are reasonable and necessary to protect the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 6.04 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction or any Governmental Order, then any court of competent jurisdiction is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law or such Governmental Order. The covenants contained in this Section 6.04 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 6.05    Buyer and Relevant Third Parties.

(a)      During the pendency of the Exclusive Services Agreement, none of the Buyer and its Affiliates, including the Company, shall take, or refrain from taking, any action that could result in the contractual relationships of [____] with any third party (on a [____] system-wide basis), which relationships support the Company’s Utah delivery and logistics business, becoming economically limited or terminated.  In that context, [____] shall determine the methods, periodicity, and identity of any individual who shall communicate with the entities that support the Company’s Utah delivery and logistics business.

(b)      Buyer acknowledges that a breach or threatened breach of this Section 6.04 would give rise to irreparable harm to [____], for which monetary damages would not be an adequate remedy, and hereby agrees that, in the event of a breach or a threatened breach by Buyer of any such obligations, [____] shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to petition a court of competent jurisdiction for equitable relief, including a temporary restraining order, an injunction, or specific performance (without [____] requesting the Court to order [____] to post bond).

Section 6.06    Further Assurances. Following the Closing, each of the parties hereto shall, and shall use their respective commercially reasonable efforts to cause their respective Affiliates to, execute and deliver such additional documents and instruments and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the other Transaction Documents.

Section 6.07     5% Residual Shares. Each Seller and the Seller Representative understands, acknowledges, and agrees that (a) neither such Seller, nor any other Person shall be entitled to any dividends related to the 5% of Common Stock retained by such Seller in the transaction (the “5% Residual Shares”), (b) there is no public trading market for the 5% Residual Shares, (c) there is no current plan to list or register the 5% Residual Shares in the future, and (d) neither any Seller, nor any other Person, has any rights to demand any registration, listing or quotation of the 5% Residual Shares.  Each Seller hereby irrevocably waives any rights to revenues, profits, preferences or such other source of cash or capital solely as a result of his retention of the 5% Residual Shares or any portion thereunder, and that the 5% Residual Shares shall only carry with it the voting rights concomitant with the ownership of such shares.

Section 6.08    5% Securities Law Matters. Each Seller agrees to the imprinting, until no longer required, of such applicable United States and Canadian restrictive legend(s) on any certificate, ledger or book entry notation of Buyer evidencing all or any portion of the Buyer Stock including as follows:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO PARCELPAL TECHNOLOGY INC. (THE “CORPORATION”), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT (E.G., IN ACCORDANCE WITH SECTION 4(a)(1) OF THE U.S. SECURITIES ACT) OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED, THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO COMPUTERSHARE TRUST COMPANY OF CANADA (OR THE CORPORATION’S THEN-CURRENT TRANSFER AGENT) TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

Certificates evidencing the Buyer Stock shall not be required to contain such legend or any other legend (i) while a registration statement covering the resale of such securities is effective under the Securities Act, or (ii) following any sale of such securities pursuant to Rule 144 (or other applicable resale exemption under the Securities Act if resold in the United States of America or applicable resale exemption under Canadian law, if resold in Canada) if the holder provides Buyer with a legal opinion (the cost of which shall be the sole responsibility of such Seller or such other holder of Buyer Stock and the documents upon which the legal opinion is based) reasonably acceptable to Buyer and its counsel to the effect that such securities can be sold or transferred under Rule 144 or other applicable resale exemption under the Securities Act or applicable Canadian securities law.

ARTICLE VII
TAX MATTERS

Section 7.01    Tax Covenants.

(a)      Without the prior written consent of Buyer, which consent shall not be unreasonably withheld, denied, conditioned, or delayed, no Seller shall, to the extent it may affect or relate to the Company: (i) make, change, or rescind any Tax election; (ii) amend any Tax Return; (iii) take any position on any Tax Return; or (iv) take any action, omit to take any action, or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Buyer or the Company, in respect of any taxable period that begins after the Closing Date or, in respect of any taxable period that begins before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any Straddle Period beginning after the Closing Date.

(b)     All transfer, documentary, sales, use, stamp, registration, value added, and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the other Transaction Documents shall be borne and paid by each Seller, as applicable, when due. Each Seller shall, at his own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

(c)      Buyer shall prepare, or cause to be prepared, all Tax Returns required to be filed by the Company after the Closing Date with respect to any taxable period or portion thereof ending on or before the Closing Date and all Straddle Period Tax Returns. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and without a change of any election or any accounting method. Each Seller agrees and acknowledges that Buyer shall not have any liability for any Company or individual Seller related Taxes of any kind as a result of this Transaction, any amended Tax Return for a period prior to the Closing Date, or for any tax (including income, corporate, workers’ compensation or such other as may arise, be claimed or exist) liability as of and preceding the Closing Date, and each Seller shall indemnify the Buyer and be liable for any such tax that is claimed, incurred or have a nexus to any date prior to the Closing Date with respect to such Seller, the Company and [_______].

Section 7.02    Straddle Period. In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that are allocated to Pre-Closing Tax Periods (as defined in Section 7.04) for purposes of this Agreement shall be: (a) in the case of Taxes: (i) based upon, or related to, income, receipts, profits, wages, capital, or net worth; (ii) imposed in connection with the sale, transfer, or assignment of property; or (iii) required to be withheld, the amount of Taxes which would be payable if the taxable year ended with the Closing Date; and (b) in the case of other Taxes, the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.

Section 7.03    Termination of Existing Tax Sharing Agreements. Any and all existing Tax sharing agreements (whether written or not) binding upon the Company shall be terminated as of the Closing Date. After such date neither the Company, any Seller, nor any of such Seller’s Affiliates and his respective Representatives shall have any further rights or liabilities thereunder.

Section 7.04    Tax Indemnification. Each Seller shall, jointly and severally, indemnify the Company, Buyer, and each Buyer Indemnitee (as defined in Section 8.01) and hold them harmless from and against (a) any loss, damage, liability, deficiency, Action, judgment, interest, award, penalty, fine, cost or expense of whatever kind (collectively, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification under this Agreement, “Losses”) attributable to any breach of or inaccuracy in any representation or warranty made in Section Section 4.18; (b) any Loss attributable to any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking, or obligation in ARTICLE VII; (c) all Taxes of the Company or relating to the business of the Company for all Pre-Closing Tax Periods (as defined below); (d) all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Company (or any predecessor of the Company) is or was a member on or prior to the Closing Date by reason of a liability under Treasury Regulation Section 1.1502-6 or any comparable provisions of foreign, state, or local Law; and (e) any and all Taxes of any Person imposed on the Company arising under the principles of transferee or successor liability or by contract, relating to an event or transaction occurring before the Closing Date. In each of the above cases, together with any out-of-pocket fees and expenses (including attorneys’ and accountants’ fees) incurred in connection therewith, each Seller shall, jointly and severally, reimburse Buyer for any Taxes of the Company that are the responsibility of the Sellers pursuant to this Section 7.04 within ten business days after payment of such Taxes by Buyer or the Company. The term “Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

Section 7.05    [No Section 336(e) Election. No Seller shall make an election under Section 336(e) of the Code with respect to the transactions contemplated by this Agreement.

Section 7.06    Cooperation and Exchange of Information. Each Seller and Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return pursuant to this ARTICLE VII or in connection with any proceeding in respect of Taxes of the Company, including providing copies of relevant Tax Returns and accompanying documents. Each Seller and Buyer shall retain all Tax Returns and other documents in his or its possession relating to Tax matters of the Company for any Pre-Closing Tax Period (collectively, “Tax Records”) until the expiration of the statute of limitations of the taxable periods to which such Tax Records relate.

Section 7.07    Distributee Taxes. Each Seller and any Persons receiving Cash Consideration and/or Buyer Stock  in connection with the transactions consummated under this Agreement shall be solely liable for any income, capital gains and other Taxes, fees and costs associated with the sale of Shares and the acceptance of any portion of the Purchase Price which may result therefrom, as well as any Taxes, fees and costs associated with the resale of Buyer Stock when permissible.

Section 7.08     Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of Section Section 4.18 and this ARTICLE VII shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof) plus 90 days.

 ARTICLE VIII
INDEMNIFICATION

Section 8.01    Indemnification by Sellers. Subject to the other terms and conditions of this Article ARTICLE VIII, each Seller, severally and not jointly, shall indemnify and defend each of Buyer and its Affiliates (including the Company) and their respective Representatives (collectively, the “Buyer Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, with respect to, or by reason of:

(a)      any inaccuracy in or breach of any of the representations or warranties of such Seller contained in this Agreement or the other Transaction Documents;

(b)      any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by such Seller pursuant to this Agreement or the other Transaction Documents;

(c)      any debts, secured or unsecured, liabilities, commitments, financial or non-financial obligations, Taxes, Encumbrances, or Actions, in each case known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, or otherwise of the foregoing or of any such similar item of the Company which began, derived, concluded or can be traced back to a date that is on or prior to the Closing Date, including any liabilities set forth on Annex B.

Section 8.02    Indemnification by Buyer. Subject to the other terms and conditions of this Article ARTICLE VIII, Buyer shall indemnify and defend each Seller and his Affiliates and their respective Representatives (collectively, the “Seller Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees based upon, arising out of, with respect to, or by reason of:

(a)      any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or the other Transaction Documents; or

(b)     any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by Buyer pursuant to this Agreement.

Section 8.03    Indemnification Procedures. Whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the “Indemnified Party”) shall promptly provide written notice of such claim to the other party (the “Indemnifying Party”). In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Action by a Person who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such Action with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such Action, with its counsel and at its own cost and expense. If the Indemnifying Party does not assume the defense of any such Action, the Indemnified Party may, but shall not be obligated to, defend against such Action in such manner as it may deem appropriate, including settling such Action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any damages resulting therefrom. The Indemnifying Party shall not settle any Action without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, denied, conditioned, or delayed).

Section 8.04    Certain Limitations. The indemnification provided for in Section 8.01 and Section 8.02 shall be subject to the following limitations:

(a)      Sellers shall not be liable to the Buyer Indemnitees for indemnification under Section 8.01(a) until (i) the individual breach or liability or series of breaches or liabilities related to such Seller warranty breaches or indemnified liabilities, as applicable, exceeds $10,000 and (ii) the aggregate amount of all Losses in respect of indemnification under Section 8.01(a) exceeds $150,000 (the “Basket”), in which event Sellers shall be required to pay or be liable for all such Losses from the first dollar. The aggregate amount of all Losses for which Sellers shall be liable pursuant to Section 8.01(a) (other than in the case of any fraud, intentional misrepresentation, willful misconduct or criminal conduct by or on behalf of any Seller or the Company) shall not exceed 100% of the Purchase Price (the “Cap”).  Any payment to Buyer for Losses may be made in cash or shares of Buyer Stock by Seller(s) valued at the then current market price therefor in the sole discretion of the tending Seller(s); however, should the value of the shares of Buyer Stock not be sufficient to satisfy such Losses, then the balance of such Losses shall be payable by Seller in cash.

(b)     Buyer shall not be liable to the Seller Indemnitees for indemnification under Section 8.02(a) until (i) the individual breach or liability or series of breaches or liabilities related to such Buyer warranty breaches or indemnified liabilities, as applicable, exceeds $10,000 and (ii) the aggregate amount of all Losses in respect of indemnification under Section 8.02(a) exceeds the Basket, in which event Buyer shall be required to pay or be liable for all such Losses from the first dollar. The aggregate amount of all Losses for which Buyer shall be liable pursuant to Section 8.02(a) (other than in the case of any fraud, intentional misrepresentation, willful misconduct or criminal conduct by or on behalf of the Buyer) shall not exceed the Cap.

(c)      Notwithstanding the foregoing, the limitations set forth in Error! Reference source not found. and Error! Reference source not found. shall not apply to Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any representation or warranty in Section 4.01, Section 3.03, Section 3.04, Section 3.05, Section 3.08, Section 3.11, Section 3.13, Section 4.01, Section 4.02, Section 4.13, Section 4.16, Section 4.20, Section 4.23, Section 5.01 and Section 5.06.

(d)      For purposes of this ARTICLE VIII, any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

(e)      Notwithstanding anything in this Agreement to the contrary and for the avoidance of doubt, none of the limitations on indemnification set forth in this Error! Reference source not found. shall apply to any indemnification claims arising out of, relating to or resulting from fraud, intentional misrepresentation, willful misconduct or criminal conduct.

(f)      An Indemnified Party shall not be entitled to indemnification for any punitive damages, except to the extent any such damages are payable to a third party in connection with a Third Party Claim or except in connection with any fraud, intentional misrepresentation, willful misconduct or criminal conduct.

(g)      The amount of any Losses for indemnification hereunder shall be calculated net of any amounts actually recovered by the Indemnified Party for such Losses under any applicable third party insurance policies (excluding self-insurance arrangements) or from any third party alleged to be responsible therefor (the “Collateral Sources”), less the costs and expenses incurred by the Indemnified Party to collect any such insurance proceeds or other amounts (including reasonable attorneys’ fees and expenses and, in the case of insurance proceeds, any deductibles or self‑insured retentions, any increases in premium or any retroactive premium adjustments directly related to obtaining such insurance proceeds) (collectively, the “Recovery Costs”), it being agreed and understood that no Indemnified Party shall have any obligation to seek recovery under any insurance policy prior to making any indemnification claim hereunder.  If the Indemnified Party actually receives any amounts from any Collateral Source for any Damages after receiving an indemnification payment from the Indemnifying Party in respect of such Damages, then the Indemnified Party shall promptly reimburse the Indemnifying Party for any such indemnification payment up to the amount actually received by the Indemnified Party from such Collateral Source, less the Recovery Costs.

Section 8.05    Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein (other than any representations or warranties contained in Section Section 4.18 which are subject to Article ARTICLE VII) and all related rights to indemnification shall survive the Closing and shall remain in full force and effect until the date that is 24 months from the Closing Date; provided, however, the representations and warranties in Section Section 3.01, Section 3.03, Section 3.04, Section 3.05, Section 3.08, Section 3.11, Section 3.13, Section Section 4.01, Section 4.02, Section 4.03,  Section 4.13, Section 4.16, Section 4.20, Section 4.23, Section 5.01 and Section 5.06 shall survive indefinitely. Subject to Article ARTICLE VII, all covenants and agreements of the parties contained herein shall survive the Closing indefinitely unless another period is explicitly specified herein. Notwithstanding the foregoing, any claims which are timely asserted in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

Section 8.06    Tax Claims. Notwithstanding any other provision of this Agreement, the control of any claim, assertion, event, or proceeding in respect of Taxes of the Company (including, but not limited to, any such claim in respect of a breach of the representations and warranties in Section 4.18 hereof or any breach or violation of or failure to fully perform any covenant, agreement, undertaking, or obligation in ARTICLE VII) shall be governed exclusively by ARTICLE VII hereof.

Section 8.07    Sandbagging. The representations, warranties and covenants of the Sellers and relating to the Company, and Buyer’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Buyer or by reason of the fact that the Buyer knew that any such representation or warranty is, was or might be inaccurate or by reason of the Buyer’s waiver of any condition set forth in Sections 2.04 and 2.05, as the case may be.

Section 8.08    Cumulative Remedies. The rights and remedies provided for in this ARTICLE VIII (and in ARTICLE VII) are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

ARTICLE IX
MISCELLANEOUS

Section 9.01    Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 9.02     Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid, if sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.02):

If to Seller Representative:	[ ] [address] [city/state] Email:
with a mandatory copy (which shall not constitute notice) to:	Clark Hill PLC 1055 West Seventh Street, Suite 2400 Los Angeles, CA 90017 Attn: Randolf Katz Email: rkatz@clarkhill.com
If to Buyer:	ParcelPal Logistics Inc. 1111 Melville Street, Suite 620 Vancouver, BC V6E 3V6 Attn: Chief Executive Officer Email: rich@parcelpal.com]
with a mandatory copy (which shall not constitute notice) to:	Rimon, P.C. 245 Park Avenue, 39th FL New York, NY 10167 Attn: Theodore Ghorra Email: theodore.ghorra@rimonlaw.com

Section 9.03    Interpretation; Headings. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 9.04    Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement.

Section 9.05    Entire Agreement. This Agreement and the other Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, any exhibits, and the Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 9.06    Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld, denied, conditioned, or delayed. No assignment shall relieve the assigning party of any of its or his obligations hereunder.

Section 9.07    Amendment and Modification; Waiver. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right or remedy arising from this Agreement shall operate or be construed as a waiver thereof. No single or partial exercise of any right or remedy hereunder shall preclude any other or further exercise thereof or the exercise of any other right or remedy.

Section 9.08    Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)      All matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction). Any legal suit, action, proceeding, or dispute arising out of or related to this Agreement, the other Transaction Documents, or the transactions contemplated hereby or thereby may be instituted in the federal courts of the United States of America or the courts of the State of New York in each case located in the City of New York and County of New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, proceeding, or dispute.

(b)     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS AND SCHEDULES ATTACHED TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (II) EACH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) EACH PARTY MAKES THIS WAIVER KNOWINGLY AND VOLUNTARILY; AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.09    Appointment of Seller Representative.

(a)      Each Seller, by virtue of the approval and adoption of this Agreement, hereby irrevocably constitutes and appoints the Seller Representative (and by execution and delivery of this Agreement, the Seller Representative accepts such appointment) as his agent and attorney-in-fact for and on behalf of such Seller, with full power of substitution, to act in the same, place and stead of such Seller, as applicable, with respect to the matters contemplated by Section 9.09(b) hereof.

(b)      The Seller Representative shall have such powers and authority as are necessary or appropriate to carry out the functions assigned to him under this Agreement and the Transaction Documents.  All actions, notices, communications and determinations by the Seller Representative to carry out such functions shall conclusively be deemed to have been authorized by, and shall be binding upon, the Sellers.  Neither the Seller Representative nor any of his representatives or affiliates will have any liability to the Sellers with respect to actions taken or omitted to be taken by the Seller Representative in such capacity (or any of his representatives or affiliates in connection therewith), except with respect to the Seller Representative’s gross negligence or willful misconduct.  The Seller Representative shall be entitled to engage such counsel, experts and other agents and consultants as he shall deem necessary in connection with exercising his powers and performing his function hereunder and (in the absence of bad faith on the part of the Seller Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons.  All actions, decisions, instructions and notices of the Seller Representative taken, made or provided in accordance with this Agreement and any ancillary agreements shall be conclusive and binding upon the Sellers to the same extent as if such Sellers had taken such action, made such decision or provided or received such instruction or notice directly.  Buyer may rely (without investigation) upon any representation or action taken by the Seller Representative in connection with this Agreement, any ancillary agreements, all certificates, documents or instruments delivered pursuant hereto or thereto and the transactions contemplated hereby and thereby as being authorized by the Sellers, and no party hereto shall have any cause of action against Buyer or the Company for any action taken by Buyer or the Company in reliance upon any such decision, consent, instruction or action, including, for the avoidance of doubt, any payments made by Buyer in accordance with the allocation and wire instructions set forth on Section 1.02 of the Disclosure Schedules.

(c)      The Seller Representative shall have the right, in his sole discretion, to recover from the Sellers any documented reasonable out-of-pocket expenses incurred in the performance of his duties hereunder, including those resulting from the engagement of financial advisors, attorneys, auditors and other advisors and agents assisting in the assessment of arbitration, litigation and settlement of any disputes arising under this Agreement.

Section 9.10    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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